Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) eosinophilic esophagitis trial meets both co-primary endpoints

*	Dupixent demonstrated significant clinical and anatomic improvements, including the ability to swallow, in Part A of pivotal trial

*	69% reduction in disease symptoms with Dupixent, compared to 32% for placebo (p=0.0002)

*	There are currently no FDA-approved treatments for eosinophilic esophagitis, a condition that impacts patients’ ability to eat

PARIS and TARRYTOWN, N.Y. – May 22, 2020 – Sanofi and Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) today announced positive results from Part A of the pivotal Phase 3 trial evaluating Dupixent® (dupilumab) in patients 12 years and older with eosinophilic esophagitis (EoE). The trial met both of its co-primary endpoints, as well as all key secondary endpoints. Dupixent is the first and only biologic to show positive and clinically-meaningful results in this population as part of a Phase 3 trial. An ongoing Part B portion of the Phase 3 trial evaluates an additional Dupixent dosing regimen.

EoE is a chronic and progressive type 2 inflammatory disease that damages the esophagus and prevents it from working properly, leading to difficulties swallowing. If untreated, symptoms and inflammation can progress, causing functional damage and scarring of the esophagus. EoE can lead to esophageal food impaction, requiring immediate emergency room visits. Almost half of the patients in this trial had prior procedures such as dilation of their esophagus, and almost three-quarters had previously been treated with corticosteroids. In the U.S., there are approximately 160,000 patients with EoE who are currently treated, of which an estimated 50,000 have failed multiple treatments.There are currently no therapies approved by the U.S. Food and Drug Administration (FDA).

“ Eosinophilic esophagitis can be debilitating, and there are no approved treatment options. It impacts patients’ ability to eat, causes severe pain and often results in repeated emergency room visits and medical procedures,” said George D. Yancopoulos, M.D., Ph.D., Co-Founder, President and Chief Scientific Officer of Regeneron. “These data are particularly impressive as Dupixent not only dramatically reduced eosinophils in the esophagus, but also improved all clinical, anatomic and histologic measures of the disease. In the past, EoE was thought to be a disease caused by eosinophils, but other biologics that decrease the eosinophils in the esophagus did not demonstrate consistent clinical or anatomical improvements. These Dupixent results demonstrate EoE is caused by multiple aspects of type 2 inflammation, driven by interleukin-4 and interleukin-13. EoE is the fourth atopic or type 2 inflammatory disease in which Dupixent has pivotal data demonstrating significant efficacy.”

“These data demonstrate Dupixent’s potential to continue to address treatment gaps across the spectrum of type 2 inflammatory diseases as common as asthma and as rare as eosinophilic esophagitis,” said John Reed, M.D, Ph.D, Global Head of Research and Development at Sanofi. “For the first time in a Phase 3 trial, patients reported an improvement in their ability to swallow food. For patients with eosinophilic esophagitis who are living with restricted diets and, in some cases, repeated hospital interventions, these findings are encouraging.”

Part A of the trial enrolled 81 patients (42 with Dupixent, 39 with placebo) aged 12 years and older with EoE, as determined by histological and patient-reported measures. The co-primary endpoints assessed the change from baseline in the Dysphagia Symptom Questionnaire (DSQ), a patient-reported measure of difficulty swallowing, and the proportion of patients achieving peak esophageal intraepithelial eosinophil count of ≤6 eos/hpf, a measure of an esophageal inflammation, at 24 weeks.

Patients treated with Dupixent 300 mg weekly experienced the following changes by week 24 from baseline:

•

69% reduction in disease symptoms compared to 32% for placebo (p=0.0002). Disease symptoms were measured by the DSQ scale, where patients experienced a 21.92 point improvement with Dupixent compared to a 9.60 point improvement for placebo, on a 0-84 scale (p=0.0004), the co-primary endpoint; baseline DSQ scores were approximately 34 points.

•

60% reduction in their esophageal eosinophilic count to a normal range compared to 5% for placebo (p<0.0001), the co-primary endpoint. This was measured by the proportion of patients who achieved a peak esophageal intraepithelial eosinophil count of ≤6 eos/hpf (a normal range); mean baseline peak levels were 89 eos/hpf.

•

39% reduction in abnormal endoscopic findings, compared to 0.6% worsening for placebo. This was measured by the EoE Endoscopic Reference Score (EoE-EREFS), where patients experienced a 3.2 point reduction with Dupixent compared to a 0.3 point reduction for placebo (p<0.0001).

The trial demonstrated similar safety results to the known safety profile of Dupixent in its approved indications. For the 24-week treatment period, overall rates of adverse events were 86% for Dupixent and 82% for placebo. Adverse events that were more commonly observed with Dupixent included injection site reactions (n=15 for Dupixent and n=12 for placebo) and upper respiratory-tract infections (n=11 for Dupixent and n=6 for placebo). There was one treatment discontinuation in the Dupixent group due to arthralgia.

Detailed results from this trial will be presented at an upcoming medical meeting. Dupixent received Orphan Drug Designation from the FDA in 2017 for the potential treatment of EoE. This status is given to investigational medicines intended for the safe and effective treatment of rare diseases that affect fewer than 200,000 people in the U.S. The potential use of Dupixent in eosinophilic esophagitis is currently under clinical development, and the safety and efficacy have not been evaluated by any regulatory authority.

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis and eosinophilic esophagitis.

About the Dupixent Eosinophilic Esophagitis Trial

The Phase 3, randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent in adolescents and adults with eosinophilic esophagitis. Part A of the trial enrolled 81 patients aged 12 years and older with eosinophilic esophagitis, as determined by histological and patient-reported measures. In total, 85% of these patients suffered from at least one concurrent atopic condition such as allergic rhinitis, food allergy and asthma. Patients received weekly subcutaneous injections of Dupixent 300 mg or placebo for the 24-week treatment period.

The trial is ongoing, with additional patients enrolling in Part B as well as patients continuing in a 28-week extended active treatment period (Part C).

Dupilumab Development Program

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Sanofi Investor Relations Felix Lauscher Tel: +33 (0)1 53 77 45 45 ir@sanofi.com

Regeneron Media Relations Sharon Chen Tel: +1 (914) 847-1546 Sharon.Chen@regeneron.com	Regeneron Investor Relations Mark Hudson Tel: +1 (914) 847-3482 Mark.Hudson@regeneron.com

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